YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2008, as publicly filed on SEDAR at www.sedar.com.

This MD&A is prepared as of March 30, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

All statements, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio- economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions.

Unless otherwise noted, Northern Dynasty is solely responsible for the content of the disclosure set out herein.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that although those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

1.2.1	Summary

Northern Dynasty is a mineral exploration company whose major assets are a 50% share of the Pebble Copper-Gold-Molybdenum Project (the “Project”) and a stream of financing being provided towards the further exploration and, if warranted, development of the Project.

The Pebble property is located in Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

An extensive, northeast-trending mineralized system underlies the Pebble property. Mineralization was discovered and an initial mineral resource outlined in the Pebble West area through drilling by a previous operator during the period 1987-1997. Northern Dynasty acquired the right to earn an interest in the Pebble property in late 2001, and carried out an initial exploration program that discovered two other porphyry copper-gold-molybdenum deposits, a porphyry copper zone and a gold-copper skarn occurrence along the mineralized trend. Several high-grade gold veins are also known to occur.

Since 2002, most work has been focused on the Pebble deposit1, resulting in discovery of the higher grade mineralization that occurs in the Pebble East area and an overall expansion of the deposit. Comprehensive technical programs, including engineering, environmental and socioeconomic studies, have been underway since 2004.

In mid 2007, Northern Dynasty and Anglo American plc (“Anglo”) established a strategic 50:50 partnership (Pebble Limited Partnership, see section 1.2.2) to engineer, permit, construct and operate a modern, long-life mine at Pebble, based on a staged investment by Anglo tied to key project milestones.

_______________________________
1 Previously thought to be two deposits called Pebble West and Pebble East, the Pebble deposit is now considered to be a single deposit comprising near-surface mineralization in the west and extending to a higher grade and deeper zone to the east.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Pebble Partnership Board of Directors approved a US$140.1 million budget for the Pebble Project in 2008, including US$61.6 million for site operations and drilling; US$30.2 million for engineering to advance a prefeasibility study; US$24.9 million on an environmental program; and US$14.8 million for community engagement, workforce and business development and public affairs.

Drilling in 2008 substantiated the volume, grade and continuity of mineralization in the Pebble East area. An estimate of the mineral resources in the overall Pebble deposit was announced in December 2008. The overall estimate for the deposit facilitates integrated mine planning for the Project and allows for benchmarking with other large porphyry deposits world-wide. The results at a 0.30% copper equivalent (CuEQ)2 cut-off are:

  5.1 billion tonnes of Measured and Indicated Mineral Resources grading 0.77% CuEQ, containing 48 billion pounds of copper, 57 million ounces of gold, and 2.9 billion pounds of molybdenum; and

  4.0 billion tonnes of Inferred Mineral Resources grading 0.55% CuEQ, containing 24 billion pounds of copper, 37 million ounces of gold and 1.9 billion pounds of molybdenum.

Engineering, environmental and socioeconomic studies were also successfully advanced in 2008. Currently, it is expected that a prefeasibility study will be completed for the project and permitting initiated in 2010.

Deterioration of global economic conditions in late 2008 resulted in high volatility and significant weakening of exchange traded commodity prices. Deterioration in credit market conditions also increased the cost of obtaining capital and limited the availability of funds. Funding for the Pebble Project is currently being provided by Anglo (as described below). Northern Dynasty has cash and equivalents on hand in excess of $40 million for its operating requirements. The Company believes that with the project being fully funded and given its holdings of cash and equivalents it has sufficient sources to cover the likely short and long term cash requirements.

1.2.2	Limited Partnership Established to Advance the Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble Property interests into a limited partnership, the Pebble Limited Partnership (“the Partnership”). An indirect wholly-owned subsidiary of Anglo subscribed for 50% of the Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively has equal rights in the Partnership through wholly-owned affiliates. To maintain its 50% interest in the Partnership, Anglo is required to make staged cash investments into the Partnership aggregating to US$1.425 billion as described below.

Anglo’s staged investment requirements include an initial minimum expenditure of US$125 million to be expended towards a prefeasibility study (funding completed as of 2008), plus a requirement to fund additional expenditures approved by the board of the general partner (Pebble Mines Corp.) unless Anglo elects to terminate its rights and relinquish all its interests in the Partnership. After the completion and approval by the general partner of the prefeasibility study, Anglo is required, in order to retain its 50% interest in the Partnership, to commit to further expenditures which bring its total investment to at least US$450 million which amount is to be expended in producing a final feasibility study and in related activities, the completion

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2 Information on copper equivalent calculation is given in Note 1 to the Mineral Resoures table in section 1.2.3.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

of which is expected to take the Partnership to a production decision. Upon an affirmative decision by the Partnership to develop a mine, Anglo is required to commit to the remainder of the total investment of US$1.425 billion in order to retain its interest in the Partnership. Following completion of the US$1.425 billion expenditure, any further expenditure will be funded by Anglo and the Company on a 50:50 basis (subject to dilution for non-contribution). If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases from US$1.425 billion to US$1.5 billion. The partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

The Company determined that the Partnership is a variable interest entity (“VIE”) in accordance with Accounting Guideline 15 (“AcG-15”), Consolidation of Variable Entities. AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. The Company concluded that it is the primary beneficiary of the VIE and consequently has consolidated the activities of the Partnership from August 1, 2007. Expenditures incurred on the Pebble Project through the Partnership are included in the consolidated statement of operations. Anglo’s cash contribution since the formation of the Partnership on July 31, 2007 to December 31, 2008 has been $224.0 million (US$183.9 million) (year ended December 31, 2008 – $188.5 million (US$148.0 million)). Anglo’s contributions have been recorded as a non-controlling interest in the Company’s financial statements.

Senior management of the Pebble Limited Partnership is largely in place in Anchorage, Alaska, and includes several of the state’s most respected resource development professionals. This includes CEO John Shively, former Commissioner of the Alaska Department of Natural Resources, and Vice President, Environment, Ken Taylor, former Deputy Commissioner of the Alaska Department of Fish & Game. The Alaska-based operations are guided by the board of the general partner with equal representation from Anglo and Northern Dynasty.

1.2.3	Technical Programs

Exploration and Resource Drilling

The 2008 drilling program at Pebble was designed to upgrade the resource classification of a portion of the Pebble East mineral resources to an indicated category in preparation for prefeasibility mine planning studies, and to test for the outside limits of the deposit. The program also included metallurgical, geotechnical and environmental drilling. A total of approximately 179,300 feet in 234 holes were drilled as tabulated below:

Type	No. of Holes	Length (ft)
Delineation & Infill	26	119,293
Metallurgical	15	14,511
Geotechnical (cored)	111	41,665
Rotary (chips)	82	6,748

The indicated lengths for oriented and acoustic holes are already included in the total for exploration and delineation holes and geotechnical holes. Six oriented holes, totalling 25,236 ft,and 32 acoustic holes, totaling 96,921 ft, were drilled Oriented and acoustically logged holes are used for several purposes, including exploration and geotechnical studies.

The Pebble Mineral Resource estimate announced in early December 2008 was prepared by the technical staff of the Pebble Partnership and audited by industry leading geological and mining consultants at Scott Wilson Roscoe Postle Associates Inc., under the direction of David W. Rennie, P. Eng., an independent qualified person. The estimate utilized results from 476 holes completed across the deposit to July 2008.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The mineral resources are reported within a defined volume and at various cut-off grades as presented below.

PEBBLE DEPOSIT MINERAL RESOURCES2

MEASURED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ[1,3] %	Million Tonnes	Copper %	Gold g/t	Molybdenum ppm	CuEQ[1] %	Copper B lb	Gold M oz	Molybdenum M lb
0.30	526	0.33	0.35	178	0.62	3.8	5.9	210
0.40	499	0.34	0.36	181	0.63	3.7	5.7	200
0.60	239	0.42	0.43	207	0.76	2.2	3.3	110
1.00	21	0.64	0.63	305	1.14	0.3	0.4	10

INDICATED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ[1,3] %	Million Tonnes	Copper %	Gold g/t	Molybdenum ppm	CuEQ[1] %	Copper B lb	Gold M oz	Molybdenum M lb
0.30	4,570	0.44	0.35	265	0.78	44.6	51.3	2,670
0.40	4,120	0.48	0.37	273	0.83	43.2	48.7	2,480
0.60	2,851	0.57	0.42	307	0.98	36.1	38.2	1,930
1.00	1,135	0.79	0.53	340	1.28	19.8	19.3	850

MEASURED + INDICATED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ[1,3] %	Million Tonnes	Copper %	Gold g/t	Molybdenum ppm	CuEQ[1] %	Copper B lb	Gold M oz	Molybdenum M lb
0.30	5,096	0.43	0.35	256	0.77	48.5	57.2	2,870
0.40	4,619	0.46	0.37	263	0.81	46.9	54.4	2,680
0.60	3,090	0.56	0.42	300	0.96	38.3	41.5	2,040
1.00	1,156	0.79	0.53	340	1.27	20.1	19.7	850

INFERRED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ[1,3] %	Million Tonnes	Copper %	Gold g/t	Molybdenum ppm	CuEQ[1] %	Copper B lb	Gold M oz	Molybdenum M lb
0.30	3,968	0.27	0.29	220	0.55	23.7	36.9	1,920
0.40	2,267	0.37	0.35	260	0.71	18.6	25.5	1,300
0.60	1,160	0.53	0.43	303	0.93	13.4	16.0	770
1.00	413	0.74	0.50	400	1.24	6.7	6.6	360

Note 1

Copper equivalent calculations used metal prices of US$1.80/lb for copper, US$800/oz for gold and US$10/lb for molybdenum and metallurgical recoveries of 91% for copper, 75% for gold and 90% for molybdenum in the Pebble West area and 93% for copper, 80% for gold and 94% for molybdenum in the Pebble East area. Revenue is calculated for each metal based on grades, recoveries and selected metal prices; accumulated revenues are then divided by the revenue at 1% copper. Recoveries for gold and molybdenum are normalized to the copper recovery, as shown below:

CuEQ (Pebble West) = Cu % + (Au g/t x 75%/91% x 25.72/39.68) + (Mo % x 90%/91% x 220.46/39.68)
CuEQ (Pebble East) = Cu % + (Au g/t x 80%/93% x 25.72/39.68) + (Mo % x 94%/93% x 220.46/39.68).

Note 2	The mineral resources fall within a volume or shell defined by long-term metal price estimates of US$2.50/lb for copper, US$900/oz for gold and US$25/lb for molybdenum.

Note 3

Pebble West has been considered for an open pit mining scenario and Pebble East for underground bulk mining. For bulk underground mining, cut-offs such as 0.60% CuEQ, are typically used for bulk underground mining operations at copper porphyry deposits located around the world. A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas. All mineral resource estimates, cut-offs and potential mining scenarios are subject to a feasibility study.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Engineering

Engineering work in 2008 focused on the following areas:

  Collection of additional site and underground geotechnical data to support ongoing design work;

  Continuation of metallurgical testwork on both Pebble West and Pebble East to optimize conventional processing systems and designs;

  Continuation of assessments of the major infrastructure elements (access road, port and power) in order to establish the optimum alternatives and designs for these Project components; and

  Assessment of potential project mine plans that would extract portions of the extensive mineral resources available to determine likely scenarios for the prefeasibility study.

Metallurgy

Testwork continued through much of 2008, utilizing drill core samples collected in 2007 or earlier. The focus of the program was on assessing the response of Pebble West material, in particular, the potential for plant feed from the supergene (enriched copper) horizon in the Pebble West area, to the flowsheet that had been defined for Pebble East. Blends of Pebble East and Pebble West materials were also tested. Additional drilling was completed to obtain material for further metallurgical testing.

Pebble East Geotechnical Data

The Pebble East geotechnical data collection program is directed by an internationally recognized independent consultant. The objective of this program is to collect geotechnical data to support design of an underground mine at Pebble East.

The program consists of data collection and analysis of standard geotechnical parameters from all core holes, detailed logging of oriented core from one of the exploration rigs, and down-hole logging using an acoustic probe. A program to collect surface geotechnical data commenced early in the second quarter. This program is intended to collect supplemental data for the design of site infrastructure, tailings and water management systems. The program was completed in mid October.

Infrastructure

A base case for the project infrastructure has been developed in conjunction with the ongoing prefeasibility study program. Infrastructure for the project includes port, road, and power options that will be necessary to support any future mine operations. Assessments of alternatives to the base case were also completed during the year.

Environmental and Socioeconomic Studies

Environmental and socioeconomic baseline data studies have now been completed for five consecutive years. In addition, environmental baseline information that was collected by the prior operator has been included to expand the database.

Comprehensive environmental and socioeconomic base-line study programs continued in 2008, with the objectives of collecting data in the Pebble East area and comparing annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

applications in future years. The primary areas of focus of the 2008 field programs were water, aquatic habitat/fish resources, terrestrial habitat/wildlife resources, wetlands, and subsistence/traditional use.

Seventy-eight holes were drilled for environmental data collection purposes during the year. These holes are testing the resource and planned infrastructure areas to map out groundwater flow regimes and to understand groundwater chemistry.

The environmental baseline document remains on schedule to be finalized in 2010. This document will be submitted with permit applications, targeted for 2010, once mine engineering and a proposed development plan is completed. The permitting process for the Pebble Project under the National Environmental Policy Act is expected to take three or more years.

Cultural Studies

Archaeological studies have been carried out on all areas that might be disturbed by the project, with the exception of possible road and port locations. Examination of the road and port sites are not expected until 2009 or later, once a decision is made regarding the exact location of these project features.

Community Engagement

Hundreds of public meetings and project presentations were conducted throughout the region and around the state in 2008, as well as some 50 stakeholder tours of the Pebble Project site and operating mines in Alaska and other jurisdictions. In addition, the Keystone Center – a non-profit organization that specializes in developing stakeholder dialogue processes – has agreed to work with the Partnership to design and facilitate an independent, stakeholder-driven dialogue process around the Pebble Project to begin in 2009. It is envisaged that the program will include recruitment of independent technical and scientific experts to review the Pebble Partnership’s work and serve as a credible and objective arbiter for project stakeholders.

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships. This includes investment in community socio-economic development programs like the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – a five-year, US$5 million endowment to enhance the health and sustainability of regional fisheries and the communities they support. It also includes the Pebble Project Pre-Permitting Environmental & Socio-Economic Data Release Series – a voluntary initiative to share the preliminary findings of the Partnership’s comprehensive environmental study program with project stakeholders prior to the beginning of project permitting.

Workforce development and education efforts planned for 2009 include additional training in the areas of equipment operations, health, safety and environment, and other areas. College scholarship programs for high school students are also being continued. Contract and full-time personnel working at the Pebble Project site near Iliamna, Alaska peaked at 232 in the summer of 2008. Some 130 individuals from local communities worked on the project in 2008.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Plans for 2009

A US$59 million program has been approved for 2009. The purpose of the program is to advance a Prefeasibility Study and prepare the Pebble Project for permitting in 2010, and includes the following:

  a site investigation program to undertake resource drilling and support environmental studies;

  an engineering program to finalize trade-off studies in preparation for the completion of a Prefeasibility Study;

  an environmental study program to continue baseline data collection in key areas (e.g. hydrology, water quality, fish resources), and to compile and analyze collected data from previous years toward the completion of the Environmental Baseline Document in 2010;

  a public affairs program to engage communities and project stakeholders, and to advance initiatives in the areas of workforce development, business development and public education; and

  corporate and administrative costs.

These approved expenditures are expected to be supplemented by additional engineering and site investigation activities in the latter half of 2009, including geotechnical and metallurgical drilling.

1.2.4	Corporate Matters

On August 1, 2008, Marchand Snyman became Chief Financial Officer and Director of the Company.

1.2.5	Market Trends

Copper prices had been on an overall upward trend between late 2003 and October 2008, but have decreased significantly since then as a result of uncertainty in global financial markets. The average price in 2008 was US$3.15/lb, compared to an average price of US$3.22/lb in 2007. Prices stabilized in January 2009, ranging from US$1.40/lb to US$1.50/lb and averaging US$1.48/lb.

Precious metals prices had been on an overall uptrend for more than three years. Gold prices were volatile in late 2008, dropping below $800/oz for a two-week period in September, and again from mid October through November. The average gold price for the year was US$871/oz. Prices in January 2009 have averaged US$858/oz. As global economic and other market conditions are uncertain, market experts have forecast strong gold prices through 2009.

Molybdenum prices increased from US$7.60/lb in 2003 and peaked in 2005 at an average price of US$34/lb. Prices decreased in 2006, averaging US$25.53/lb over the year, and strengthened again in 2007, averaging US$30.47/lb for the year. Molybdenum prices dropped significantly in late 2008, but averaged US$28.98/lb based on strength earlier in the year. Prices continued to drop in 2009, averaging US$9.30/lb in January but have stabilized around that price since that time.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in thousands of Canadian dollars, except per share amounts.

	As at	As at	As at
	December 31	December 31	December 31
	2008	2007	2006
Current assets	$60,312	$41,381	$98,112
Mineral property interests	168,222	168,222	168,222
Other assets	619	674	633
Total assets	229,153	210,277	266,967

Current liabilities	13,343	7,628	7,839
Other liabilities	251,935	93,338	61,601
Shareholders’ (deficiency) equity	(36,125)	109,311	197,527
Total liabilities and shareholders’ equity	229,153	210,277	266,967

Working capital	46,969	33,753	90,273

Expenses (income)
Amortization	182	146	124
Conference and travel	1,756	1,161	936
Exploration	140,603	86,424	50,613
Legal, accounting and audit	1,141	1,649	931
Office and administration	10,657	5,062	3,041
Shareholder communication	384	623	386
Trust and filing	235	485	149
Foreign exchange loss (gain)	(9,168)	3,878	(773)
Future income tax recovery	(33)	(3,815)	(637)
Loss on disposal of fixed assets	–	11	–
Gain on disposal of marketable securities	–	(1)	(194)
Interest income	(1,268)	(2,749)	(2,238)
Stock-based compensation – exploration	1,641	4,644	1,882
Stock-based compensation – administration	3,776	6,489	4,163
Loss for the year	$149,906	$104,007	$58,383

Basic and diluted loss per common share	$1.62	$1.13	$0.75

Weighted average number of common shares outstanding	92,543,639	91,978,571	77,708,870

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2008	2008	2008	2008	2007	2007	2007	2007
Current assets	$60,312	$51,115	$51,551	$49,780	$41,381	$46,068	$59,913	$82,611
Mineral property interests	168,222	168,222	168,222	168,222	168,222	168,222	168,222	168,222
Other assets	619	776	773	785	674	594	669	715
Total assets	229,153	220,113	220,546	218,787	210,277	214,884	228,804	251,548

Current liabilities	13,343	14,363	11,403	9,227	7,628	7,199	7,311	5,821
Other liabilities	251,935	205,499	156,445	119,175	93,338	74,441	58,663	60,619
Shareholders’ equity	(36,125)	251	52,698	90,385	109,311	133,244	162,830	185,108
Total liabilities and
shareholders’ equity	229,153	220,113	220,546	218,787	210,2778	214,884	228,804	251,548

Working capital	46,969	36,752	40,148	40,553	33,753	38,869	52,602	76,790

Expenses
Amortization	92	20	30	40	34	36	47	30
Conference and travel	431	589	432	304	434	278	281	168
Exploration	39,516	48,205	34,606	18,275	23,529	27,396	21,761	13,738
Legal, accounting and audit	426	351	246	118	692	495	175	287
Office and administration	2,829	4,128	2,175	1,525	1,241	1,710	826	1,285
Shareholder communication	167	79	86	52	125	115	263	119
Trust and filing	9	39	16	171	216	39	138	92
Total before undernoted	43,470	53,411	37,591	20,485	26,271	30,069	23,490	15,719
Foreign exchange loss
(gain)	(7,630)	(766)	362	(1,133)	767	1,266	1,947	(102)
Interest income	(368)	(207)	(265)	(428)	(401)	(560)	(821)	(968)
Loss on disposal of fixed
assets	–	–	–	–	–	11	–	–
Gain on disposal of
marketable securities	–	–	–	–	(1)	–	–	–
Total before undernoted	35,472	52,438	37,688	18,924	26,636	30,786	24,616	14,649
Stock-based compensation	983	429	4,056	(51)	1,644	2,384	3,168	3,937
Future income tax recovery	(33)	–	–	–	(43)	(832)	(1,956)	(982)
Loss for the period	$36,422	$52,867	$41,744	$18,873	$28,237	$32,338	$25,828	$17,604

Basic and diluted loss per
common share	$0.39	$0.58	$0.45	$0.20	$0.31	$0.35	$0.28	$0.19

Weighted average number
of common shares
outstanding YTD
(thousands)	92,544	92,544	92,544	92,544	92,264	91,968	91,922	91,756

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Please refer to note 3(o) of the notes to the audited consolidated financial statements for an explanation of the method of accounting for the 50:50 partnership interest in the Pebble Limited Partnership.

These results of operations include the accounts of the Company and its wholly-owned subsidiaries. The Company has determined that its 50:50 partnership with Anglo in the Pebble Project qualifies as a variable interest entity and concluded that the Company is the primary beneficiary and accordingly has consolidated the activities of the Partnership. Expenditures incurred on the Pebble Project through the Partnership, while funded 100% by Anglo, have been included in the consolidated statement of operations. Anglo’s contributions for the year ended December 31, 2008 of $158.6 million (US$148.0 million) (August 1 to December 31, 2007 – $35.6 million (US$35.9 million)) have been recorded as a non-controlling interest in the Partnership.

Loss for the year ended December 31, 2008 was $149.9 million, compared to a loss of $104.0 million in the previous fiscal year due to higher exploration activity.

Expenses, excluding stock-based compensation, foreign exchange and future income taxes, increased to $154.9 million from $95.5 million in the same period in the previous year.

Exploration costs increased to $140.6 million from $86.4 million in the previous year. The main exploration expenditures during the year were:

  engineering (2008 – $28.6 million; 2007 – $4.5 million);
  environmental planning and testing (2008 – $26.3 million; 2007 – $19.6 million);
  drilling (2008 – $26.0 million; 2007 – $17.7 million);
  site activities (2008 – $23.0 million; 2007 – $18.6 million);
  logistics and transportation (2008 – $14.6 million; 2007 – $11.6 million);
  public affairs (2008 – $9.5 million; 2007 – $nil); and
  socioeconomic initiatives (2008 – $3.1 million; 2007 – $7.8 million)

The increase in exploration costs is due to increased environmental planning and testing work with the ongoing environmental data collection in the Pebble East area as well as increased community engagement and public affairs programs to enhance stakeholder relationships, public education and project support. Furthermore, there was an increase in engineering activities compared to the prior year to advance the prefeasibility study, described more fully in section 1.2.3, Technical programs.

Office and administration costs increased to $10.7 million from $5.1 million in the previous year mainly due to increased administrative activities required at the Anchorage office to support work at the Pebble site and advisory fees. Legal, accounting and audit decreased slightly to $1.1 million from $1.6 million due to legal advisory services incurred for regulatory and environmental matters, and accounting and tax services related to the transaction with Anglo in the previous year.

Stock-based compensation decreased to $5.4 million for the year ended December 31, 2008, compared to $11.1 million in the previous year due mainly to the volatility of prices in the current year and the vesting of options in the prior year.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company recorded a foreign exchange gain of $9.2 million for the year compared to a loss of $3.9 million in the previous year, due to the Company’s holdings of US dollar cash and equivalents, most of which were converted into Canadian dollars during the fourth quarter .

A future income tax recovery of $33,000 was recognized as compared to $3.8 million in the prior year. This is because the Company was financing exploration activities prior to Anglo subscribing for 50% of the Partnership equity in July 2007 and as a result, recognized future income tax expense on the mineral property.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Except for 2008, the Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The funding of expenditures on the Pebble Project is through the Partnership which is currently being provided by Anglo (described below). Excluding cash and equivalents in the Partnership, Northern Dynasty has excess of $40 million in cash and equivalents for its own operating requirements.

As discussed in section 1.2.2. , the Company is in a 50:50 partnership with Anglo. Each of the Company and Anglo effectively has equal rights in the Partnership through wholly-owned affiliates. To maintain its 50% interest in the Partnership, Anglo is required to make staged cash investments into the Partnership aggregating to US$1.425 billion over a period of several years. This includes an initial minimum expenditure of US$125 million to be expended towards a prefeasibility study (funding completed as of 2008), plus a requirement to fund any additional expenditures approved. Thereafter in order to retain its 50% interest, Anglo is required to commit to further expenditures which bring its total investment to at least US$450 million which amount is to be expended producing a final feasibility study and in related activities, the completion of which is expected to take the Partnership to a production decision. Upon an affirmative decision to develop a mine Anglo is required to commit to the remainder of the total investment of US$1.425 billion in order to retain its 50% interest in the Partnership.

At December 31, 2008, the Company had working capital of approximately $47.0 million as compared to $33.8 million at December 31, 2007.

Other than disclosed in the financial statements, the Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the Pebble property and routine office leases.

The Company through the Partnership, also has purchase orders for goods and services relating to engineering, environmental, stakeholder affairs and site operations activities on the Pebble Project. These purchase orders are funded through existing cash resources in the Partnership which are being funded by Anglo and are in the normal course of operations.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

The Company has no long-term debt and had 92,543,639 common shares issued and outstanding at December 31, 2008.

The Company had no commitments for material capital expenditures as of December 31, 2008 except for the US$4 million commitment by the Partnership to the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities over the next four years.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by eight public companies, one of which is Northern Dynasty. HDSI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management services including raising of funds, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis.

Costs for services rendered by HDSI to the Company were $10.7 million for the year ended December 31, 2008 as compared to $5.4 million for the year ended December 31, 2007. The increase over 2007 is due to the increased level of activity of the Company that saw additional resources being provided by HDSI to assist with the Company’s exploration and development activities mainly through the Partnership. Included in the total of services provided by HDSI for the year ended December 31, 2008 is $8.5 million invoiced to the Partnership for services.

During the year ended December 31, 2008, the Company paid $0.17 million (2007 – $0.20 million) to a private company controlled by a former director of Pebble East Claims Corp. (formerly Northern Dynasty Mines Inc., a wholly owned subsidiary of the Partnership), for project management services.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10	Fourth Quarter

The Company recorded a loss for the fourth quarter of 2008 of $36.5 million as compared to $28.2 million in the fourth quarter of 2007.

The increase in loss was due largely to exploration expenses and office and administration expenses which increased from $23.5 million to $39.5 million and from $1.2 million to $2.8 million respectively. This was offset by a forex gain of $7.6 million recorded in the fourth quarter, the result of the Company converting most of its US dollar holdings of cash and equivalents into Canadian dollars.

The increase in exploration expenditures over last year was due to the various technical programs required with the advancement of the prefeasibility study as discussed more fully in section 1.2.3. The main exploration expenditures during the quarter were:

  engineering (2008 – $9.9 million; 2007 – $1.8 million);
  site activities (2008 – $7.2 million; 2007 – $5.0 million);
  drilling (2008 – $7.1 million; 2007 – $4.5 million);
  environmental planning and testing (2008 – $6.6 million; 2007 – $5.0 million); and
  logistics and transportation (2008 – $3.6 million; 2007 – $2.7 million).

The increase in office and administration costs is due to administrative activities required at the Anchorage office to support work at the Pebble site and advisory fees.

Stock-based compensation decreased to $1.0 million for the quarter compared to $1.6 million in the previous year due mainly to the volatility of prices in the current quarter.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in notes 3 and 4 of the audited consolidated financial statements for the year ended December 31, 2008. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the valuation of stock-based compensation expense, and
  asset retirement obligations.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Impairment of long-lived assets

Long-lived assets, including mineral properties and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed, if any, are presented separately on the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

Due to the recent drop in commodity prices, the Company completed an impairment analysis as at December 31, 2008 which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”. Management concluded that no impairment charge was required because there have been no significant changes in the legal factors or climate that affects the value of the property, all property rights remain in good standing, there have been no significant changes in the projections for the property and exploration results continue to be positive, the Company intends to continue its exploration and development plans on its property, and project funding continue to be provided by its partner.

Stock-based compensation expense

From time to time, the Company grants share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

1.13	Changes in Accounting Policies including Initial Adoption

(a)	Newly Adopted Accounting Policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(i)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity, as well as its cash and equivalents, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements and public offerings in order to maintain or adjust the capital structure. The Company is not subject to externally imposed capital requirements.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period. There were no changes to the Company’s approach to capital management during the year ended December 31, 2008.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and equivalents, amounts receivable and balances receivable from related parties. The Company limits the exposure to credit risk by only investing its cash and equivalents with high-credit quality financial institutions and government treasury bills. The carrying value of the Company’s cash and cash equivalents and amounts receivable represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash and equivalents are invested in business accounts, bankers acceptances, government treasury bills, which are available on demand by the Company for its programs and which are not invested in any asset backed deposits/investments.

Foreign exchange risk

The Company is exposed to foreign exchange risk as its operating expenses are primarily incurred in US dollars and its liabilities are primarily denominated in US dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

Commodity price risk

While the value of the Company’s core mineral resource property, the Pebble Property, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

(iii)	Going Concern – Amendments to Section 1400

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.

The Company’s management has assessed the Company’s ability to continue as a going concern and has concluded that this assumption is appropriate in the preparation of these consolidated financial statements as ongoing exploration activities are being financed by the Company’s partner in the Partnership and the Company has sufficient cash and equivalents to fund its anticipated expenditures.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

(b)	Accounting Policies Not Yet Adopted

	(i)	Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years issued on or after January 1, 2009. Section 3064 is not expected to have significant impact on the financial statements.

	(ii)	Transition to International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

On March 2, 2009, the Company received an exemption from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”) to early adopt IFRS starting January 1, 2009.

The Company’s transition date for converting to IFRS is January 1, 2008 (the “transition date”) and comparative periods for Fiscal 2008 will be restated under IFRS. The following discussion provides further information about the Company’s IFRS convergence activities..

Management of IFRS Convergence Project

The Company has substantially completed the process of transitioning from current GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from GAAP to IFRS reporting. The Steering Committee regularly updates the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings.

The Company has evaluated its overall readiness to transition from GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

  Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

  Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

  Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

A detailed timetable has been prepared to manage the transition and the Company is currently on schedule. At the date of preparing this MD&A, the Company has met the objectives of the project plan. The Company’s analysis of IFRS and comparison with GAAP has identified a number of differences which are discussed under the heading “Impact of adoption of IFRS on Financial Reporting” below.

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended March 31, 2009 the Company will restate its comparative fiscal 2008 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2008 GAAP amounts to the restated 2008 IFRS amounts.

IFRS 1 generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle. The Company elected to take the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3 Business Combinations prospectively from the transition date.

  to only apply the requirements of IFRS 2, Share-based payments (“IFRS 2”) to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

  to transfer all foreign currency translation differences, recognized as a separate component of equity to retained earnings as at the transition date including those foreign currency differences which arise on application of IFRS.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes to estimates previously made are not permitted. The estimates previously made by the Company under GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Impact of Adoption of IFRS on Financial Reporting (expressed in thousands of Canadian dollars)

While GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. For the Company, the accounting policies and financial statement accounts identified as being significantly affected by the adoption of IFRS are discussed below:

1.	Basis of Consolidation

Under GAAP, the Company accounts for its interest in the Pebble Limited Partnership (“PLP”) as a variable interest entity with the Company as the primary beneficiary. Accordingly, the Company has consolidated 100% of PLP.

IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities (“SPE”) only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

On application of IFRS, the Company has determined that it has joint control of PLP. Accordingly, under IFRS, the Company can elect to use either the equity method or proportionate consolidation method to account for its interest in PLP.

The Company has elected to apply the equity method to account for its interest in PLP. The balance sheet and income statement presentation will be significantly different as the entity will now be only recognizing its interest in the net assets and losses of the PLP using the equity method. Please refer to the unaudited proforma IFRS financial statements below.

2.	Functional Currency

Under GAAP the functional currency of the Company and its subsidiaries is the Canadian dollar. IFRS requires that the functional currency of each entity of the Group be determined separately.

The Company has determined that as at the transition date the Canadian dollar was the functional currency of all entities in the Group except PLP which has a US dollar functional currency. In accordance with IFRS 1 optional exemptions, the Company elected to transfer the foreign currency translation differences, recognized as a separate component of equity, to deficit at the transition date. As a result, the deficit will be increased by $7,554 at the transition date with a corresponding decrease to the equity investment in PLP. For the year ended December 31, 2008, shareholder’s equity will increase due to an increase in the cumulative translation reserve of $22,635 with a corresponding increase in the equity investment in PLP.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

3.	Share-based Payment

Currently, the Company measures stock-based compensation related to stock-options at the fair value of the options granted using the Black-scholes option pricing formula and recognizes this expense over the vesting period of the options. For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants are measured on the date the services are completed. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Company to measure stock-based compensation related to stock-options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that stock-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that currently applied by the Company and will result in certain contractors and consultants being classified as employees under IFRS. Based on the IFRS definition of an employee, the Company will reclassify a number of individuals previously classified as non-employees to employees. For the stock options granted to the individuals reclassified, changes in fair value after the grant date previously recognized for GAAP purposes will be adjusted for. The adjustments will be calculated only for unvested options issued and outstanding as of and after January 1, 2008 (refer First Time Adoption of IFRS). As a result, contributed surplus will decrease by $504 at the transition date with a corresponding decrease in deficit. For the period ended December 31, 2008, contributed surplus will increase by $1,239 with a corresponding increase in deficit. Please refer to the unaudited proforma IFRS financial statements below.

4.	Deferred Tax on Mineral Properties

Currently the Company, in determination of the net earnings (loss) from its interest in PLP, recognizes a future income tax liability on temporary differences arising on the initial recognition of the PLP mineral property interest (where the fair value of the asset acquired exceeds its tax basis) in a transaction which was not a business combination and affected neither accounting profit / (loss) nor taxable profit / (loss). IAS 12, Income Taxes (“IAS 12”) does not permit the recognition of deferred taxes on such transactions.

As of the transition date and December 31, 2008, the Company will derecognize the impacts of all future income tax liabilities which had previously been recognized on the initial acquisition of the PLP mineral property through transactions deemed not to be business combinations and affecting neither accounting profit / (loss) nor taxable profit / (loss). As a result mineral property interests as of the transition date and December 31, 2008 will be reduced by $62,239 with a decrease in the future income tax liability of $57,753 and an increase in deficit of $4,452. For the year ended December 31, 2008, $33 in future tax

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

recoveries was reversed for IFRS purposes. Please refer to the unaudited proforma IFRS consolidated financial statements below.

5.	Impairment of Non-financial Assets

Under Canadian GAAP, for assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value.

IAS 36, Impairment of Assets (“IAS 36”), requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow basis) is less than carrying value.

The Company performed impairment assessments as of the transition date to determine whether an impairment charge would be recognized under IFRS on the transition date and has concluded that there is no impairment charge under IFRS as of the transition date and December 31, 2008.

The known or reliably estimable impacts on the consolidated balance sheet as at the transition date and December 31, 2008; and the consolidated statement of operations for the year ended December 31, 2008 have been prepared using IFRS and are set out below. While these reconciliations do not represent an official adoption of IFRS, it provides an indication of the major differences identified to date based on management’s best knowledge of expected standards and interpretations, and current facts, relative to our historical financial statements.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2008 Proforma IFRS Consolidated Balance Sheet and Comprehensive Statement of Income/(Loss) and January 1, 2008 Opening IFRS Balance Sheet: (Unaudited - Expressed in thousands of Canadian Dollars):

		December 31	January 1
		2008	2008
		Revised	Opening
		Comparatives	Balance Sheet
			at Transition
			Date

Total Assets per Canadian GAAP		$229,153	$210,277
Deferred tax adjustment	- Mineral property interest	(62,239)	(62,239)
Deconsolidation of PLP	- Mineral property interest	(105,983)	(105,983)
Deconsolidation of PLP	- other assets of PLP	(14,634)	(804)
Equity Investment in PLP		121,611	98,976

Total Assets per IFRS		$167,908	$140,227

Total Liabilities per Canadian GAAP		$265,278	$100,966
Deferred tax adjustment	- Mineral property interest	(57,753)	(57,786)
Deconsolidation of PLP	- NCI and PLP liabilities	(207,377)	(41,527)

Total Liabilities per IFRS		$148	$1,653

Total Shareholders' Equity (Deficit) per Canadian GAAP		$(36,125)	$109,311
Deferred tax adjustment	- Retained deficit	(4,485)	(4,452)
Deconsolidation of PLP		193,289	41,269
Functional currency adjustment	- Retained deficit	(7,554)	(7,554)
	- Cumulative translation adjustment	22,635	-

Total Shareholders' Equity per IFRS		$167,760	$138,574

Total Liabilities and Shareholders' Equity		167,908	140,227

Total Comprehensive Loss per Canadian GAAP		$(150,853)
Deconsolidation of PLP	- Expenses	151,084
	- Reversal of exchange difference on PLP	936
Equity investment in PLP	- Exchange difference on translation of PLP	22,635
Stock based compensation adjustments		(1,239)
Deferred tax adjustment	- Future income tax recovery	(33)

Total Comprehensive Income per IFRS		$22,530

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

IFRS Impact on Our Organization

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended March 31, 2009) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The Company has obtained an understanding of IFRS from intensive training and preparation of reconciliations of historical GAAP financial statements to IFRS. Further, our finance personnel include employees who have prepared financial statements under IFRS previously.

The Company believes that the impact of the conversion on its accounting systems is minimal since the Company is still in the exploration phase. Based on the analysis and differences identified to date, the Company believes its systems can accommodate the required changes.

In addition, the Company’s internal and disclosure control processes, as currently designed, will not need significant modifications as a result of its conversion to IFRS.

We have assessed the impacts of adopting IFRS on our contractual arrangements, and have not identified any material compliance issues.

We have considered the impacts that the transition will have on our internal planning process and compensation arrangements and have not identified any significant impacts to date.

1.14	Financial Instruments and Other Instruments

Refer to the notes to the financial statements.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				92,628,877

Share purchase options	April 30, 2009	$7.25	15,000
	April 30, 2009	$10.32	50,000
	April 14, 2011	$9.74	64,334
	April 30, 2011	$7.25	180,000
	October 27,2011	$3.00	210,332
	February 2, 2012	$5.00	529,000
	February 4, 2012	$5.00	2,158,200
	February 20, 2012	$10.95	150,000
	April 11, 2013	$9.74	75,000
	August 22, 2013	$5.35	40,000
	October 27, 2013	$3.00	140,000
	February 2, 2014	$5.00	2,063,000
	February 4, 2014	$5.00	220,000	5,894,866

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

During the year ended December 31, 2008, a new Accounting & Financial Reporting system was implemented at Pebble Limited Partnership (“PLP”), in which the Company has a 50% interest (described above). In connection with this system implementation, the Company updated its internal controls over financial reporting, as necessary, to accommodate modifications to its business processes and accounting procedures. PLP’s financial statements constitute approximately 80% of the Company’s total assets and approximately 95% of expenditures for the year ended December 31, 2008. Other than the system implementation at PLP, no other changes in internal controls over financial reporting occurred during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4	Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

YEAR ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary (forward looking)

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as a mineral resource and it is not a reserve. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The project has been evaluated using projected long-term price levels for copper, gold, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. Prices for copper, gold, silver, and molybdenum have been below the projected prices at times during the past ten years, and for extended periods of time. Changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment could impact the projects ability to secure appropriate permits to operate. The project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to large construction projects including the general uncertainties inherent in engineering and construction cost, compliance with generally increasing environmental obligations, and accommodation of local and community concerns.